CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2014	$1,993,020,000	$111,210.52

Fixed Rate Senior Notes Due 2019	$1,995,380,000	$111,342.21

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 101 to Registration Statement No. 333-156423 Dated May 8, 2009 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2014
Fixed Rate Senior Notes Due 2019

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2014 (the “fixed rate notes due 2014”) prior to the maturity thereof.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2019 (the “fixed rate notes due 2019” and together with the fixed rate notes due 2014, the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the fixed rate notes due 2019.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Fixed Rate Notes Due 2014		Fixed Rate Notes Due 2019
Principal Amount:	$2,000,000,000	Principal Amount:	$2,000,000,000

Maturity Date:	May 13, 2014	Maturity Date:	May 13, 2019

Settlement Date (Original Issue Date):	May 13, 2009	Settlement Date (Original Issue Date):	May 13, 2009

Interest Accrual Date:	May 13, 2009	Interest Accrual Date:	May 13, 2009

Issue Price:	99.651%	Issue Price:	99.769%

Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars

Redemption Percentage at Maturity:	100%	Redemption Percentage at Maturity:	100%

Interest Rate:	6.00% per annum (calculated on a 30/360 day count basis)	Interest Rate:	7.30% per annum (calculated on a 30/360 day count basis)

(continued on the next page)		(continued on the next page)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

BB&T CAPITAL MARKETS	BLAYLOCK ROBERT VAN, LLC
BNY MELLON CAPITAL MARKETS, LLC	CABRERA CAPITAL MARKETS, LLC
CASTLEOAK SECURITIES, L.P.	KEYBANC CAPITAL MARKETS
SUNTRUST ROBINSON HUMPHREY	U.S. BANCORP INVESTMENTS, INC.
UTENDAHL CAPITAL GROUP, LLC	WACHOVIA SECURITIES

Fixed Rate Notes Due 2014 (continued)		Fixed Rate Notes Due 2019 (continued)
Interest Payment Dates:	Each May 13 and November 13, commencing on November 13, 2009	Interest Payment Dates:	Each May 13 and November 13, commencing on November 13, 2009

Interest Payment Period:	Semi-annual	Interest Payment Period:	Semi-annual

Business Day:	New York	Business Day:	New York

Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof	Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof

CUSIP:	61747Y CF0	CUSIP:	61747Y CG8

ISIN:	US61747YCF07	ISIN:	US61747YCG89

Other Provisions:	None	Other Provisions:	Optional make-whole redemption (spread over treasury rate: plus 50 basis points)

Supplemental Information Concerning Plan of Distribution

On May 8, 2009, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.301% for the fixed rate notes due 2014 and at a net price of 99.319% for the fixed rate notes due 2019, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes due 2014 equals the stated issue price of 99.651% less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes due 2014 and the purchase price for the fixed rate notes due 2019 equals the stated issue price of 99.769% less a combined management and underwriting commission of 0.45% of the principal amount of the fixed rate notes due 2019.

Name	Principal Amount of Fixed Rate Notes Due 2014	Principal Amount of Fixed Rate Notes Due 2019
Morgan Stanley & Co. Incorporated	$1,800,000,000	$1,800,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	20,000,000	20,000,000
Blaylock Robert Van, LLC	20,000,000	20,000,000
BNY Mellon Capital Markets, LLC	20,000,000	20,000,000
Cabrera Capital Markets, LLC	20,000,000	20,000,000
CastleOak Securities, L.P.	20,000,000	20,000,000
KeyBanc Capital Markets Inc.	20,000,000	20,000,000
SunTrust Robinson Humphrey, Inc.	20,000,000	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000	20,000,000
Utendahl Capital Group, LLC	20,000,000	20,000,000
Wachovia Capital Markets, LLC	20,000,000	20,000,000
Total	$2,000,000,000	$2,000,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

PS-2

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-3